Exhibit 99.3

Kenon Holdings Ltd. (Incorporated in the Republic of Singapore)
(Company Registration Number 201406588W)
IF YOU HOLD YOUR KENON SHARES
Important Extraordinary General Meeting Information	THROUGH THE TEL AVIV STOCK
EXCHANGE (TASE), PLEASE COMPLETE AND RETURN THE BOTTOM PORTION TO KENON VIA FAX AT +65 6351 1798, ALONG WITH YOUR OWNERSHIP CERTIFICATION SIGNED BY YOUR TASE CLEARING HOUSE MEMBER. IF YOU HOLD YOUR KENON SHARES IN “STREET NAME” THROUGH A BROKER, BANK, NOMINEE, OR OTHER INSTITUTION, BUT DO NOT HOLD YOUR KENON SHARES THROUGH THE TASE, DO NOT COMPLETE AND RETURN THE BOTTOM PORTION. YOUR BROKER, BANK, NOMINEE OR OTHER INSTITUTION WILL SEND A VOTING INSTRUCTION FORM FOR YOU TO USE TO DIRECT HOW YOUR KENON SHARES SHOULD BE VOTED.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

▼  PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

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A	Proposals — The Board of Directors recommends a vote FOR Proposal 1.

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	For	Against	Abstain

1. A Vote to Approve Kenon’s Capital Reduction in Respect of Kenon’s Distribution of Certain Tower Securities (Special Resolution)	☐	☐	☐

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as your name(s) appears hereon or, if you hold ordinary shares in Kenon through the Tel Aviv Stock Exchange, as your name appears on the Ownership Certification signed by your TASE Clearing House Member. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Kenon shall be entitled to reject the proxy card if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the proxy card.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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Extraordinary General Meeting Admission Ticket

Kenon Holdings Ltd.

Extraordinary General Meeting of Shareholders

May 27, 2015, 10:00 AM (Singapore Time)

1 Temasek Avenue, #36-01 Millenia Tower

Singapore 039192

Upon arrival, please present this admission ticket

and photo identification at the registration desk.

IF YOU HOLD YOUR KENON SHARES THROUGH THE TEL AVIV STOCK EXCHANGE (TASE), PLEASE COMPLETE AND RETURN THE BOTTOM PORTION TO KENON VIA FAX AT +65 6351 1798, ALONG WITH YOUR OWNERSHIP CERTIFICATION SIGNED BY YOUR TASE CLEARING HOUSE MEMBER. IF YOU HOLD YOUR KENON SHARES IN “STREET NAME” THROUGH A BROKER, BANK, NOMINEE, OR OTHER INSTITUTION, BUT DO NOT HOLD YOUR KENON SHARES THROUGH THE TASE, DO NOT COMPLETE AND RETURN THE BOTTOM PORTION. YOUR BROKER, BANK, NOMINEE OR OTHER INSTITUTION WILL SEND A VOTING INSTRUCTION FORM FOR YOU TO USE TO DIRECT HOW YOUR KENON SHARES SHOULD BE VOTED.

▼  PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

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Kenon Holdings Ltd. (Incorporated in the Republic of Singapore) (Company Registration Number 201406588W)

Proxy Solicited by Board of Directors

Personal Data Privacy

By submitting an instrument appointing a proxy and/or representative, I/we accept and agree to the personal data privacy terms set out in the Notice of Extraordinary General Meeting dated May 1, 2015.

Proxy

I/We _______________________ (Name) of ________________________ (Address) hereby nominate/appoint _______________________ (Name) of ________________________ (Address) and/or _______________________ (Name) of ________________________ (Address) or failing the person, or either or both of the persons referred to above, the Chairman of the Extraordinary General Meeting in respect of the number of Kenon shares specified against my/our name in the Omnibus Proxy, as proxy(ies) of Cede & Co to attend, speak and vote on behalf of Cede & Co, if necessary to demand a poll at the Extraordinary General Meeting to be held at 1 Temasek Avenue, #36-01 Millenia Tower, Singapore on May 27, 2015, and at any adjournment thereof.

Shares represented by this proxy will be voted at the Extraordinary General Meeting and any adjournments in the manner described herein. If no contrary indication is made, the Proxy(ies) will have authority to vote FOR Proposal 1 – A Vote to Approve Kenon’s Capital Reduction in Respect of Kenon’s Distribution of Certain Tower Securities (Special Resolution).

In his/her/their discretion, the Proxy(ies) is/are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)